767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

June 30, 2021

VIA EDGAR TRANSMISSION

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Definitive Healthcare Corp.

       Draft Registration Statement on Form S-1

       Submitted May 28, 2021

       CIK No. 0001861795

Dear Mr. Crispino:

On behalf of our client, Definitive Healthcare Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 24, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001861795) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Draft Registration Statement on Form S-1 filed May 28, 2021

Prospectus Summary, page 1

1.	Please modify the chart that appears on pages 3 and 84 to also disclose your net losses for 2019 and 2020.

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the chart on pages 3 and 83 to remove references to the Company’s Adjusted EBITDA for 2019 and 2020.

Risk Factors

The disparity in the voting rights among the classes of our common stock..., page 55

2.	As your Class A and Class B common stock appear to have the same voting rights, please explain the risk to investors that is being addressed in this risk factor.

The Company acknowledges the Staff’s comment and has removed the risk factor.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Information (Year Ended December 31, 2020), page 79

3.

Please expand Note (5) so that your calculation of the adjustment amount is transparent. In this regard, please quantify the remaining unpaid balance of the indebtedness, the applicable interest rate, and any additional charges such as for breakage.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 accordingly. The Company will provide the amounts of the adjustments in future filings.

4.	Please tell us how you considered pro forma effects of the reorganization and initial public offering on unvested performance-based units (2019 Equity Incentive Plan).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the unvested performance-based units in Definitive OpCo will convert into units with time-based vesting upon the initial public offering and has indicated as such on page 134. The Company intends to reflect the pro forma impact of the conversion to time-based vesting in the pro forma consolidated financial statements in a future filing.

Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of , 2021), page 83

5.

Refer to Note (4). Please disclose the underlying favorable tax attributes acquired from the Blocker companies that form the basis for your calculation of the deferred tax asset and liabilities pursuant to the Tax Receivable Agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 to clarify that the basis of the calculation of the deferred tax asset and liabilities pursuant to the Tax Receivable Agreement will be limited to the favorable tax attributes that existed at the Blocker Companies prior to the offering.

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 3

6.

Refer to Note (8). Please tell us the basis for your presentation of contingently redeemable noncontrolling interest as permanent equity. In your response, please provide us your analysis of the independence of the Board in relation to the Pre-IPO LLC members. In this regard, we note that a majority of your Board members identified on pages 124-126 currently serve in a capacity as Managing Director, Managing Partner, or Managing Director of your Pre-IPO LLC members, which include Advent, Spectrum Equity, and 22C Capital.

The Company respectfully advises the Staff that it presents the contingently redeemable non-controlling interest as permanent equity because the Company and not the holders determines whether to satisfy a redemption request from a holder of LLC Units in shares of newly issued Class A common stock or cash. As detailed in the disclosure, the Company respectfully notes that whether any redemption of LLC Units following the Company’s initial public offering is made for newly issued shares of Class A common stock or a cash payment is a future event that will depend on the Company’s election at the time of the redemption taking into account a number of factors that are not presently knowable. These factors include the Company’s liquidity profile, applicable contractual restrictions under the Company’s credit agreements or any future agreements governing indebtedness that may restrict the cash payments to redeem LLC Units, whether the person or entity requesting the redemption is a related party and corporate fiduciary duty concerns, among other factors. Moreover, no such redemptions of LLC Units are contemplated in connection with the Company’s initial public offering. The Company has no control over, or visibility into, whether or when holders of LLC Units, including the Continuing Pre-IPO LLC Members, will request to redeem all or a portion of their LLC Units, and the Company expects that these factors will vary with each redemption request. Other companies that have implemented up-C structures typically elect to satisfy redemption requests from LLC members through the issuance of additional shares of common stock or with cash proceeds generated from an offsetting primary offering of common stock into the public market. As such, although the Company cannot determine at this time whether it would choose to satisfy redemption requests with cash on hand in lieu of shares of Class A common stock, based on market practice, the Company believes that it is more likely that it would satisfy a redemption request through the issuance of Class A common stock or by using the proceeds of a primary offering of Class A common stock into the public market. In addition, the Company advises the Staff that Advent will not be a Continuing Pre-IPO LLC Member after the IPO and, accordingly, the directors that are Managing Directors of Advent will not be making any determinations regarding the redemption of the redeemable non-controlling interests. As a result of the foregoing, unlike many IPO companies with Up-C structures, directors affiliated with holders of redeemable non-controlling interests will not make up a

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 4

majority of our board members after the IPO and will not control the determination whether to redeem LLC Units for cash. Accordingly, the Company believes that the contingently redeemable non-controlling interests are properly presented as permanent equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics

Adjusted Gross Profit, page 87

7.

Regarding your disclosure of Adjusted Gross Margin, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Also provide a reconciliation of each non-GAAP financial measure used in its calculation or advise us. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC’s Adopting Release titled “Conditions for Use of Non-GAAP Financial Measures” (Release No. 33-8176).

The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 accordingly.

Adjusted EBITDA, page 88

8.	Refer to footnote (d). For each period presented, please include examples of such expenses that are typically one-time or non-operational in nature.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 accordingly.

Components of our Results of Operations

Cost of Revenue, page 90

9.	Please disclose how you account for the costs of your use of third party subscription and payment processing systems. We note your disclosure at the top of page 36.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 90 and 91 accordingly.

Results of Operations

Year Ended December 31, 2020 Compared to Period from July 16, 2019 to December 31, 2019 (Successor) and Period..., page 93

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 5

10.

Please disclose the number of your customers for each period and the percentage of revenue increase that is attributable to new versus existing customers. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 accordingly.

Contractual Obligations and Commitments, page 98

11.

We note that you referred to your potential obligations pursuant to the Tax Receivable Agreements upon the completion of this offering. Please also address the cash redemption option of the Pre-IPO LLC members who appear to control the majority of the seats in your Board of Directors.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 accordingly.

Management

Directors and Executive Officers, page 122

12.

Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that Ms. Young and Messrs. Egan and Maldonado are affiliated with Advent International Corporation, Messrs. Mitchell and Haywood are affiliated with Spectrum Equity, and Mr, Winn is affiliated with 22C Capital. Refer to Item 401(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 accordingly.

Executive and Director Compensation

Narrative Discussion of the Summary Compensation Table, page 130

13.

Per your disclosure, the Class B Units in AIDH Management Holdings, LLC correspond on a one-for-one basis to Class B Units issued by Definitive OpCo to AIDH Management Holdings, LLC. Please tell us, and disclose if so, whether the Class B Units issued by Definitive OpCo to AIDH Management Holdings LLC and Class B units in AIDH Management Holdings LLC include continued service conditions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Class B Units will include continuing service conditions. The Company has revised the disclosure on pages 131 and 135 accordingly.

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 6

Description of Material Indebtedness Financial Covenant, page 145

14.

Please disclose the triggering event which will cause the springing covenant (“Total leverage ratio”) to become effective. We note elsewhere in the filing (page 50), you indicated that the total leverage ratio is “tested as of the last day of any fiscal quarter.” Additionally, disclose the terms of the equity cure rights.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 146 accordingly.

Notes to the Consolidated Financial Statements Note 3. Business Combinations, page F-25

15.

Please disclose the performance targets for the Monacl acquisition which trigger the payment for contingent consideration with a potential value of up to $15 million. Include an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. Refer to ASC 805- 30-50-1(c)(3).

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-24 to include the performance targets for the Monocl acquisition which trigger the payment for contingent consideration and an estimate of the range of outcomes.

Item 16. Exhibits and Financial Statement Schedules, page II-3

16.	Please file your material lease agreements and employment agreements with your executive officers as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the exhibit list on page II-3 accordingly to include the Company’s employment agreements with its executive officers. The Company respectfully advises the Staff that it does not have any material lease agreements.

General

17.	Please update your filing to include financial statements for the interim period ended March 31, 2021.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and having considered the Staff Interpretations of the FAST Act, updated on August 17, 2017, the Company has omitted financial information as of and for the quarters ended March 31, 2021 and March 31, 2020 as the Company believes that such

Matthew Crispino Securities and Exchange Commission June 30, 2021 Page 7

financial information will not be required to be included in the Registration Statement at the time of the contemplated offering. The Company will amend the Registration Statement to include all financial statements required by Regulation S-X at the time of its first public filing prior to requesting effectiveness.

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with a supplemental copy of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Jason Krantz
Chief Executive Officer
Definitive Healthcare Corp.

cc:	Cathy A. Birkeland
Senet Bischoff
Alexa Berlin
Latham & Watkins LLP